Fidelity (logo) Investments®	FPCMS 245 Summer Street Boston MA 02210 617–563–7000

January 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Hereford Street Trust (the trust):
Fidelity Government Money Market Fund File No. 033–

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N–14. The purpose of this filing is to register shares of beneficial interest of Fidelity Government Money Market Fund, a series of the trust, in connection with the proposed acquisition by Fidelity Government Money Market Fund of all of the assets of Prime Fund, a series of Fidelity Newbury Street Trust (File Nos. 002-78458 and 811-03518) and the assumption by Fidelity Government Money Market Fund of the liabilities of Prime Fund, solely in exchange for shares of Fidelity Government Money Market Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), Agreement, and Form of Proxy to be sent to shareholders of Prime Fund. The Prospectus of Fidelity Government Money Market Fund dated June 28, 2014 included in this filing is the Prospectus filed by the trust on June 27, 2014 as Post–Effective Amendment No.34 to its registration on Form N–1A (File No. 033-52577).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on May 12, 2015. It is expected that the Proxy Statement will be mailed to shareholders on or about March 16,

2015, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N–14, the Part B of the Form N–14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than February 19, 2015. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474–7037.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group